UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68965

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Polygon Capital Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 2nd Street, Suite 9
_____
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia E. Glovsky	415-775-3300	pglovsky@polygoncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
_____
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Dr.	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

December 31, 2025	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia E. Glovsky _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Polygon Capital Advisors, LLC _____, as of December 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Partner/CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT   **CIVIL CODE § 1189**

State of California,

County of _Marin_ }

On _February 21, 2026_ before me, _D. Sasselli, Notary Public_,
　　　Date　　　　　　　　　　　　Here Insert Name and Title of the Officer

personally appeared _Patricia E Glovsky_
　　　　　　　　　　　　　　Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

D. SASSELLI
Notary Public · California
Marin County
Commission # 2444860
My Comm. Expires Apr 2', 2027

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
　　　　　　Signature of Notary Public

Place Notary Seal and/or Stamp Above

───────── **OPTIONAL** ─────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Reports Form X-17A-5 Part III_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____　　Signer's Name: _____
☐ Corporate Officer – Title(s): _____　☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General　　　　　☐ Partner – ☐ Limited ☐ General
☐ Individual　　　☐ Attorney in Fact　　　☐ Individual　　　☐ Attorney in Fact
☐ Trustee　　　　☐ Guardian or Conservator　☐ Trustee　　　　☐ Guardian or Conservator
☐ Other: _____　　　☐ Other: _____
Signer is Representing: _____　Signer is Representing: _____
_____　　　　_____

Polygon Capital Advisors, LLC

Financial Statements

Required by the U.S. Securities and Exchange Commission

For the Year Ended December 31, 2025

Contents

Polygon Capital Advisors, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025

ASSETS

Assets		
Current Assets		
Cash	$	10,870
Other Assets		
Prepaid Expenses		0
Total Assets	**$**	**10,870**

LIABILITIES & MEMBERS' EQUITY

Liabilities		
Current Liabilities		
Accounts Payable	$	2,381
Total Liabilities		2,381
Members' Equity		
Total Members' Equity		8,489
Total Liabilities & Members' Equity	**$**	**10,870**

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Polygon Capital Advisors, LLC ("Company"), a Delaware Limited Liability Company, was formed in April 2009. The company is wholly owned by Polygon Capital, LLC ("Parent"). The Company specializes in Mergers and Acquisitions and Private Placements and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the state of California.

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

- Mergers and acquisitions related services, strategic planning and valuation services; and
- Private placements of securities.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The financial statements are prepared on the accrual basis of accounting. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. However, progress fees are recognized when and if earned. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Note 3 – Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies that may result in a loss or future obligation, or that may be asserted against the firm at a future date.

Note 4 - Concentration of Credit Risk

The Company's cash balance, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.